SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2007
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X	Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        .........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        .........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes........................	No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.                    .........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 29, 2007	By:	/s/ Svante Carlsson

		Name:	Svante Carlsson
		Title:	Chief Financial Officer and
Executive Vice President

Stena AB and Consolidated Subsidiaries

Forward-looking statements

           This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

           Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions;
-	unanticipated changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

           The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
the three month periods ended September 30, 2006 and September 30, 2007	3
and the nine month periods ended September 30, 2006 and September 30, 2007	4

Condensed Consolidated Balance Sheets as of
December 31, 2006 and September 30, 2007	5

Condensed Consolidated Statements of Cash Flow for
the nine month periods ended September 30, 2006 and September 30, 2007	6

Notes to Condensed Consolidated Financial Statements	7 - 10

OPERATING AND FINANCIAL REVIEW	11 - 21

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	22 - 26

Stena AB and Consolidated Subsidiaries

Condensed ConsolidatedIncome Statements (unaudited)

Three month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

Revenues:
Ferry operations	3,123	3,333	515
Net gain on sale of vessels	-	116	18
Total ferry operations	3,123	3,449	533
Drilling	779	1,054	163
Shipping	1,107	864	133
Net gain on sale of vessels	86	100	15
Total shipping	1,193	964	148
Property	502	497	77
Net gain on sale of properties	18	-	-
Total property	520	497	77
New Businesses	336	454	70
Other	1	1	0
Total revenues	5,952	6,419	991

Direct operating expenses:
Ferry operations	(1,880)	(2,033)	(314)
Drilling	(384)	(408)	(63)
Shipping	(829)	(747)	(115)
Property	(189)	(187)	(29)
New Businesses	(269)	(382)	(59)
Other	(1)	(1)	(0)
Total direct operating expenses	(3,552)	(3,758)	(580)

Selling and administrative expenses	(551)	(518)	(80)
Depreciation and amortization	(963)	(439)	(68)

Total operating expenses	(5,066)	(4,715)	(728)

Income from operations	886	1,704	263

Share of affiliated companies´ results	7	22	3
Financial income and expense:
Dividends received	13	40	6
Gain (loss) on securities, net	(14)	(80)	(12)
Interest income	216	331	51
Interest expense	(442)	(550)	(85)
Foreign exchange gains (losses), net	(99)	(75)	(12)
Other financial income (expense), net	(37)	(40)	(6)

Total financial income and expense	(363)	(374)	(58)

Minority interest	(7)	(8)	(1)

Income before taxes	523	1,344	207
Income taxes	93	(255)	(39)

Net income	616	1,089	168

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements

Stena AB and Consolidated Subsidiaries

Condensed ConsolidatedIncome Statements (unaudited)

Nine month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

Revenues:
Ferry operations	7,357	7,681	1,186
Net gain on sale of vessels	-	116	18
Total ferry operations	7,357	7,797	1,204
Drilling	2,300	2,888	446
Net gain on sale of vessels	1,480	-	-
Total drilling	3,780	2,888	446
Shipping	3,323	2,891	447
Net gain on sale of vessels	818	100	15
Total shipping	4,141	2,991	462
Property	1,475	1,486	230
Net gain on sale of properties	142	100	15
Total property	1,617	1,586	245
New Businesses	1,169	1,434	221
Other	2	3	1
Total revenues	18,066	16,699	2,579

Direct operating expenses:
Ferry operations	(4,885)	(5,130)	(792)
Drilling	(1,142)	(1,237)	(191)
Shipping	(2,532)	(2,339)	(361)
Property	(628)	(635)	(98)
New Businesses	(952)	(1,208)	(187)
Other	(1)	(1)	(0)
Total direct operating expenses	(10,140)	(10,550)	(1,629)

Selling and administrative expenses	(1,502)	(1,590)	(245)
Depreciation and amortization	(1,898)	(1,275)	(197)

Total operating expenses	(13,540)	(13,415)	(2,071)

Income from operations	4,526	3,284	508

Share of affiliated companies´ results	24	34	5
Financial income and expense:
Dividends received	77	158	24
Gain (loss) on securities, net	417	878	135
Interest income	593	722	112
Interest expense	(1,220)	(1,517)	(234)
Foreign exchange gains (losses), net	7	(17)	(3)
Other financial income (expense), net	(105)	(210)	(32)

Total financial income and expense	(231)	14	2

Minority interest	(14)	(20)	(3)

Income before taxes	4,305	3,312	512
Income taxes	(513)	(564)	(87)

Net income	3,792	2,748	425

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

December 31, 2006 September 30, 2007
SEK	SEK	$
(in millions)
ASSETS
Noncurrent assets:
Intangible assets	688	671	103
Tangible fixed assets:
Vessels	10,277	11,252	1,738
Construction in progress	5,658	7,652	1,182
Equipment	628	845	130
Property	17,948	17,553	2,711
Total tangible fixed assets	34,511	37,302	5,761
Financial fixed assets:
Investment in affiliated companies	397	1,630	252
Investment in VIEs	7,341	9,136	1,411
Marketable securities	5,802	7,544	1,165
Other assets	3,520	5,835	902
Total financial fixed assets	17,060	24,145	3,730
Total noncurrent assets	52,259	62,118	9,594
Current assets:
Inventories	317	405	63
Trade debtors	2,007	2,580	398
Other receivables	1,617	1,768	273
Prepaid expenses and accrued income	871	1,197	185
Short-term investments	2,462	3,186	492
Cash and cash equivalents	884	791	122
Total current assets	8,158	9,927	1,533

Total assets	60,417	72,045	11,127
SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share capital	5	5	1
Reserves	18,582	20,859	3,221
Total shareholders’ equity	18,587	20,864	3,222
Minority interests	162	172	27
Provisions:
Deferred income taxes	1,709	2,545	393
Pension liabilities	2,205	1,989	307
Other provisions	1,668	2,496	386
Total provisions	5,582	7,030	1,086
Noncurrent liabilities:
Long-term debt	18,427	21,233	3,279
Debt in VIEs	6,302	7,817	1,207
Senior notes	2,905	5,987	925
Capitalized lease obligations	1,246	1,700	263
Other noncurrent liabilities	932	1,452	224
Total noncurrent liabilities	29,812	38,189	5,898
Current liabilities:
Short-term debt	642	856	132
Senior notes	1,211	-	-
Capitalized lease obligations	38	38	6
Trade accounts payable	1,036	1,191	184
Income tax payable	166	126	19
Other	424	933	144
Accrued costs and prepaid income	2,757	2,646	409
Total current liabilities	6,274	5,790	894

Total shareholders’ equity and liabilities	60,417	72,045	11,127

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

Nine month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

Net cash flows from operating activities:
Net income	3,792	2,748	425
Adjustments to reconcile net income to net cash provided by in operating activities:
Depreciation and amortization	1,898	1,275	197
Share of affiliated companies´ results	(24)	(34)	(5)
Dividend from affiliated companies	12	12	2
Gain on sale of property, vessels and equipment	(2,445)	(326)	(50)
Gain on securities, net	(417)	(878)	(135)
Unrealized foreign exchange (gains) losses	(255)	(527)	(82)
Deferred income taxes	494	459	71
Minority interest	14	20	3
Provision for pensions	(72)	(171)	(26)
Net cash flows from trading securities	666	(628)	(97)
Other non cash items	115	(58)	(9)
Receivables	(1,869)	(727)	(113)
Prepaid expenses and accrued income	(560)	(352)	(55)
Inventories	(46)	(89)	(14)
Trade accounts payable	174	192	30
Accrued costs and prepaid income	464	332	51
Income tax payable	8	(36)	(6)
Other current liabilities	430	1,174	181
Net cash provided by operating activities	2,379	2,386	368

Net cash flows from investing activities:
Purchase of intangible assets	(48)	(45)	(7)
Cash proceeds from sale of property, vessels and equipment	4,789	1,021	158
Capital expenditure on property, vessels and equipment	(5,518)	(4,818)	(744)
Purchase of subsidiaries, net of cash acquired	-	-	-
Investment in affiliated companies	(49)	(719)	(111)
Proceeds from sale of securities	5,239	4,403	679
Purchase of securities	(7,759)	(7,828)	(1,209)
Other investing activities	61	(1,176)	(182)
Net cash used in investing activities	(3,261)	(9,162)	(1,416)

Net cash flows from financing activities:
Proceeds from issuance of debt	5,186	8,452	1,305
Principal payments on debt	(560)	(2,583)	(399)
Net change in borrowings on line-of-credit agreements	(5,846)	1,028	159
New capitalized lease obligations	157	-	-
Principal payments on capital lease obligations	(30)	(29)	(4)
Net change in restricted cash accounts	(280)	(97)	(15)
Dividends paid	(240)	(560)	(86)
Other financing activities	(103)	271	42
Net cash (used in)/provided by financing activities	(1,716)	6,482	1,002

Effect of exchange rate changes on cash and cash equivalents	(111)	201	31

Net change in cash and cash equivalents	(2,733)	(93)	(15)

Cash and cash equivalents at beginning of period	3,744	884	137

Cash and cash equivalents at end of period	1,011	791	122

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. Certain prior period amounts have been reclassified to conform with the current period's presentation.

New Businesses “Adactum” is a new business area in the group as of the second quarter of 2007. Adactum was previously included in the business segment “Other”. Previous periods have been restated. Through our subsidiary Stena Adactum AB (“Adactum”) we invest in new businesses outside our traditional lines of business. Adactum is a long-term investor that acquires and develops companies. Adactum has invested in four privately owned companies: “Envac” (a company in the automated waste collection business), “S-invest” (a garden center and flower business named “Blomsterlandet”), “Stena Renewable Energy” (windmills) and “MediaTec Group (see under “Highlights of the first nine months 2007”). Adactum has also major participations in four listed companies (“Gunnebo AB”, “Gunnebo Industrier”, “Midelfart Sonesson” and “Ballingslöv”).

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on September 28, 2007 of $1 = SEK 6.4745

Note 2  Segment information

(SEK in millions)	Three month periods ended September 30,		Nine month periods ended September 30,
	2006	2007	2006	2007

Income from operations:
Ferry operations	303	854	663	1,252
Net gain on sale of vessels	-	116	-	116
Total ferry operations	303	970	663	1,368
Drilling	188	468	534	1,088
Net gain on sale of vessels	--	-	1,480	-
Total drilling	188	468	2,014	1,088
Shipping: Roll-on/Roll-off vessels	9	26	59	63
Crude oil tankers	149	(26)	386	154
Other shipping	(2)	(3)	(7)	(12)
Net gain on sale of vessels	86	100	818	100
Total shipping	242	97	1,256	305
Property	231	224	603	598
Net gain on sale of properties	18	-	142	100
Total property	249	224	745	698
New Businesses	(1)	2	30	8
Other	(95)	(57)	(182)	(183)

Total	886	1,704	4,526	3,284

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

	(SEK in millions)	Three month periods ended September 30,		Nine month periods ended September 30,
		2006	2007	2006	2007

	Depreciation and amortization:
	Ferry operations	710	210	1,122	599
	Drilling	152	126	477	378
Shipping:	Roll-on/Roll-off vessels	26	29	80	80
	Crude oil tankers	9	4	30	13
	Other shipping	3	3	9	10
	Total shipping	38	36	119	103
	Property	46	47	130	135
	New Businesses	15	18	44	54
	Other	2	2	6	6

	Total	963	439	1,898	1,275

Nine month periods ended September 30,
2006	2007

	Capital expenditures:
	Ferry operations	323	1,148
	Drilling	3,138	2,496
Shipping:	Roll-on/Roll-off vessels	344	534
	Crude oil tankers	355	277
	Other shipping	6	5
	Total shipping	705	816
	Property	1,323	262
	New Businesses	29	83
	Other	-	13

	Total	5,518	4,818

Note 3  Shareholders’ Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in shareholders’ equity for the period December 31, 2006 to September 30, 2007 are as follows:
(SEK in millions)	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders’ equity

Balance at December 31, 2006	5	842	17,740	18,587
Transfers between reserves	--	(93)	93	--
Dividend	--	--	(550)	(550)
Transfer to charitable trust	--	--	(55)	(55)
Revaluation of financial instruments	--	--	324	324
Foreign currency translation adjustments	--	33	(425)	(392)
Equity hedging	--	--	202	202
Net income	--	--	2,748	2,748

Balance at September 30, 2007	5	782	20,077*	20,864

*whereof accumulated hedging result of SEK 202 million net after tax.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 4 US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and shareholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

Nine month periods ended September 30,
(SEK in millions)	2006	2007

Net income under Swedish GAAP	3,792	2,748

Adjustments to reconcile to US GAAP:
Disposal of assets	(365)	(9)
Depreciation of properties	(86)	(68)
Investments in securitiesCrude oil tankers	40	(472)
Financial instruments	(629)	5
Purchase accounting Stena Line	102	26
Business combinations	27	(26)
Pensions	1	9
Deferred costs	11	-
Capital lease transactions	555	-
Other	33	9
Tax effect of US GAAP adjustments	(15)	224

Net income under US GAAP	3,466	2,446

	As of	As of
	Dec 31,	Sept 30,
	2006	2007

Shareholders´ equity under Swedish GAAP	18,587	20,864

Adjustments to reconcile to US GAAP:
Disposal of assets	(664)	(673)
Depreciation of properties	(668)	(736)
Financial instruments	771	646
Purchase accounting Stena Line	(219)	(194)
Business combinations	83	57
Pensions	(512)	(503)
Other	(20)	(11)
Tax effect of US GAAP adjustments	193	271

Shareholders´ equity under US GAAP	17,551	19,721

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Comprehensive income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders´ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30, 2006 and 2007 was SEK 2,999 million and SEK 2,775 million, respectively.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels, real estate rents and businesses owned by Adactum. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sales or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

New Businesses “Adactum” is a new business area in the group as of the second quarter of 2007. Adactum was previously included in the business segment “Other”. Previous periods have been restated. Through our subsidiary Stena Adactum AB (“Adactum”) we invest in new businesses outside our traditional lines of business. Adactum is a long-term investor that acquires and develops companies. Adactum has invested in four privately owned companies: “Envac” (a company in the automated waste collection business), “S-invest” (a garden center and flower business named “Blomsterlandet”), “Stena Renewable Energy” (windmills) and “MediaTec Group (see under “Highlights of the first nine months of 2007”). Adactum has also major participations in four listed companies (“Gunnebo AB”, “Gunnebo Industrier”, “Midelfart Sonesson” and “Ballingslöv”).

Highlights of the first nine months of 2007

In February 2007, the Company completed an offering of €300 million of 6.125% Senior Notes due 2017. The Company used a portion of the proceeds of this offering to repurchase approximately $177 million of the 9.625% Senior Notes due 2012 in a tender offer and consent solicitation. Pursuant to the tender offer and consent solicitation, the Company amended the indenture governing the 9.625% Senior Notes due 2012 to eliminate the principal restrictive covenants.

In February 2007, the Company completed an offering of €102 million of 5.875% Senior Notes due 2019.

In March 2007, the Company entered into financing arrangements for the third drillship on order, structured similarly to the financings of the first two DrillMAX vessels.

In March 2007, the Stena Britannica was taken back into the Company’s ferry operations after lengthening. The total investment in the lengthening amounted to SEK 330 million.

In the first quarter of 2007, the shares in Oriflame and Ruric were sold with net gains  of SEK 60 million and SEK 53 million, respectively.

In May 2007, the Company took delivery of the new built Ropax vessel Stena Ausonia, renamed BORJA, on a three year charter from the Italian shipyard Visentini. Stena has exercised an option to acquire the vessel after the end of the three year charter for a price of € 45 million.

In June 2007, the Stena Hollandica was taken back into the Company’s ferry operations after lengthening. The total investment in the lengthening amounted to SEK 528 million.

In June 2007, the RoPax vessel Stena Traveller was delivered from the Norwegian shipyard Fosen and commenced operations on the route between Hoek van Holland in the Netherlands and Harwich in the UK. Stena Traveller is the second vessel in the Sea Bridger series and has a capacity of 3,100 lane meters and 300 passengers.

In June 2007, the Company purchased two new built 13,000 dwt product tankers for a total of $ 37.5 million. The tankers were delivered from Taizhou Maple Leaf Shipyard in Zhejiang, China during the third quarter of 2007. The Company intends to sell both tankers to third parties.

In June 2007, Adactum acquired a 45 % interest in MediaTec Group for at total investment of approximately SEK 340 million. MediaTec is a newly formed group comprised of three leading Swedish companies in the media technology industry and is one of Europe’s largest groups in this field. The business areas within the MediaTec Group are “Outside Broadcast”, “Large Display Solutions” and “Event & Exhibition Technology”. The MediaTec Group had a combined turnover of SEK 687 in 2006 and has a work force of approximately 230 employees.

In July 2007, Stena Property invested €100 million to acquire a 7.07 % stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in the Netherlands. 80 % of the fund’s office buildings are located in four major Dutch cities.

Stena AB and Consolidated Subsidiaries

In August 2007, the Company ordered two RoPax newbuildings from the Samsung shipyard in Korea. The total investment is approximately €220 million with expected delivery in 2011.

Stena increased its investments in the shuttle tanker segment by buying a 50% interest in Navion Gothenburg, a new built Suezmax tanker which has been converted to a shuttle tanker. The other 50 % is owned by Teekay Shipping. The vessel was delivered at the end of July 2007 and has been chartered out to Petrobras for thirteen years.

We repurchased $ 3.2 million of our Senior Notes due 2013 and $ 68.8 million of our Senior Notes due 2016 in the third quarter of 2007.

In August 2007, the Company sold the two vessels, Stena Mount Ventoux and Stena Carrier to Stena Metall. Both vessels were chartered back for a period of ten years. The net gains amounted to SEK 116 million and SEK 100 million respectively.

In September 2007, the third DrillMAX drillship was contracted with Hess Corporation for a five year firm charter at day rates of $498,500 to $ 538,500 depending on performance incentives earned.

During the nine months ended September 30, 2007, properties were purchased for SEK 180 million and sold for approximately SEK 369 million.

SUBSEQUENT EVENTS

In October 2007, Stena Bulk entered into an agreement to acquire three MR tankers, Stena Italica, Stena Conqueror and Stena Conquest for a total price of $ 152 million with expected delivery in February 2008. The Company previously time chartered the three vessels from the seller.

In October 2007, Stena Adactum acquired 10% of the shares in SentoClone for a total investment of SEK 55 million. SentoClone is a Life Science research company focusing on the development and marketing of a method based on the utilization of the patient's immune system in fighting cancer.

In October 2007, we repurchased $ 1.0 million of our Senior Notes due 2013.

In November 2007, Stena Line agreed to acquire 100 % of the shares in Sembo, a Swedish package holiday company, which will enable Stena Line to offer Northern Europe’s widest range of destinations for package holidays with cars. The total investment is SEK 60 million. The acquisition will be effective as of January 1, 2008 and is conditioned upon approval by the Swedish Competition Authority.

In November 2007, Stena Line sold the vessel Stena Searide to an Italian operator for € 4.4 million.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 32% are generated in SEK. Approximately 30% of the Company's total expenses are incurred in US dollars and approximately 37% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The average exchange rates as used for consolidation purposes for revenues and expenses are as follows:

Average rates	July- September	July- September	Change	January- September	January- September	Change
	2006	2007		2006	2007

US$	7.35	6.81	(7)%	7.47	6.88	(8)%
British pound	13.58	13.64	--	13.58	13.66	--
Euro	9.26	9.25	--	9.29	9.24	--

In addition, the Company's assets and liabilities are significantly affected, as reported in SEK, by fluctuations in currency exchange rates. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by hedging certain of the currency exchange exposures with borrowings denominated in the same currency as the investment. In addition, the Company enters into certain derivative financial instruments. Although the Company seeks to hedge the net effects of such fluctuations, the reported assets and liabilities are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes for assets and liabilities are as follows:

Closing rates	December 31,	September, 30	Change
	2006	2007

US$	6.8725	6.4753	(6)%
British pound	13.4875	13.2012	(2)%
Euro	9.0500	9.2075	2%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO THREE MONTHS ENDED
SEPTEMBER 30, 2006

Revenues

Total revenues increased SEK 467 million, or 8%, in the three months ended September 30, 2007 to SEK 6,419 million from SEK 5,952 million in the three months ended September 30, 2006, as a result of increased operating revenues in the ferry operations, drilling operations and New Businesses and increased gains on sale of vessels, partly offset by decreased gains on sale of properties and the weakening of the US dollar against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 210 million, or 7%, in the three months ended September 30, 2007 to SEK 3,333 million from SEK 3,123 million in the three months ended September 30, 2006, mainly due to higher revenues from the freight and travel business due to higher volumes of passengers, cars and freight units, together with increased revenues from onboard sales.

Net Gain on Sale of Vessels, Ferry Operations. In the three months ended September 30, 2007, gains of SEK 116 million were recorded on the sale of the vessel Stena Carrier. In the three months ended September 30, 2006, no vessel sales were made.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 275 million, or 35%, in the three months ended September 30, 2007 to SEK 1,054 million from SEK 779 million in the three months ended September 30, 2006, mainly due to new contracts at higher day rates for the Stena Spey and Stena Don, offset in part by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 243 million, or 22%, in the three months ended September 30, 2007 to SEK 864 million from SEK 1,107 million in the three months ended September 30, 2006.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 29 million, or 35%, in the three months ended September 30, 2007 to SEK 111 million from SEK 82 million in the three months ended September 30, 2006, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the weakening of the US dollar against the SEK.

Revenues from crude oil tankers decreased SEK 273 million, or 28%, in the three months ended September 30, 2007 to SEK 715 million from SEK 988 million in the three months ended September 30, 2006, mainly due to lower charter rates in the spot market and the weakening of the US dollar against the SEK. In the three months ended September 30, 2007, the Company operated an average of 41 tankers (chartered in or owned), compared to 40 tankers in the three months ended September 30, 2006.

Net Gain on Sale of Vessels, Shipping. In the three months ended September 30, 2007, gains of SEK 100 million were recorded on the sale of the RoRo vessel Stena Mount Ventoux. In the three months ended September 30, 2006 gains of SEK 86 million were recorded on the sales of the tanker vessel Stena Arctica.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 5 million, or 1%, in the three months ended September 30, 2007 to SEK 497 million from SEK 502 million in the three months ended September 30, 2006.

Net Gain on Sale of Properties. In the three months ended September 30, 2007, no property sales were made. In the three months ended September 30, 2006, gains of SEK 18 million were recorded.

New Businesses “Adactum”.Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 118 million, or 35%, in the three months ended September 30, 2007 to SEK 454 million from SEK 336 million, mainly due to increased business activities in all subsidiaries. Of the total revenues in the three months ended September 30, 2007, SEK 165 million were related to “Blomsterlandet”, SEK 285 million to “Envac” and SEK 4 million to “Stena Renewable Energy”, as compared to SEK 149 million related to “Blomsterlandet” and SEK 187 million to “Envac” in the three months ended September 30, 2006.

Stena AB and Consolidated Subsidiaries

Direct operating expenses

Total direct operating expenses increased SEK 206 million, or 6%,  in the three months ended September 30, 2007 to SEK 3,758 million from SEK 3,552 million in the three months ended September 30, 2006, as a result of increased operating expenses in all operations except for shipping and property operations.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 153 million, or 8%, in the three months ended September 30, 2007 to SEK 2,033 million from SEK 1,880 million in the three months ended September 30, 2006, mainly due to increased expenses for personnel and port operations. Direct operating expenses for the ferry operations for the three months ended September 30, 2007 were 61% of revenues, as compared to 60% for the three months ended September 30, 2006.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 24 million, or 6%,  in the three months ended September 30, 2007 to SEK 408 million from SEK 384 million in the three months ended September 30, 2006. The increase is mainly due to higher personnel expenses for the rigs and external charter hire expenses for the rig Stena Dee, partly offset by lower insurance expenses for the rig Stena Tay, having moved from the Gulf of Mexico to Congo, together with the weakening of the US Dollar against the SEK. Direct operating expenses from drilling operations for the three months ended September 30, 2007 were 39% of drilling revenues, as compared to 49% for the three months ended September 30, 2006.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 82 million, or 10%, in the three months ended September 30, 2007 to SEK 747 million from SEK 829 million in the three months ended September 30, 2006.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 18 million, or 64%, in the three months ended September 30, 2007 to SEK 46 million from SEK 28 million in the three months ended September 30, 2006, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended September 30, 2007 were 41% of revenues, as compared to 34% for the three months ended September 30, 2006.

Direct operating expenses associated with crude oil tankers decreased SEK 96 million, or 12%, in the three months ended September 30, 2007 to SEK 702 million from SEK 798 million in the three months ended September 30, 2006, mainly due to the weakening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended September 30, 2007 were 98% of revenues, as compared to 81% for the three months ended September 30, 2006. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 2 million, or 1%, in the three months ended September 30, 2007 to SEK 187 million from SEK 189 million in the three months ended September 30, 2006. Direct operating expenses from property operations in the three months ended September 30, 2007 were 38% of property revenues, the same as for the nine months ended September 30, 2006.

New Businesses “Adactum” Direct operating expenses for Adactum consists of expenses from Adactum´s subsidiaries. Direct operating expenses from Adactum operations increased SEK 113 million, or 42%, in the three months ended September 30, 2007 to SEK 382 million from SEK 269 million in the three months ended September 30, 2006, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the three months ended September 30, 2007,  SEK 162 million were related to “Blomsterlandet”, SEK 219 million to “Envac” and SEK 1 million to “Stena Renewable Energy” as compared to SEK 142 million related to “Blomsterlandet” and SEK 127 million to “Envac” in the three months ended September 30, 2006. Direct operating expenses for Adactum for the three months ended September 30, 2007 were 84% of revenues, as compared to 80% for the three months ended September 30, 2006.

Stena AB and Consolidated Subsidiaries

Selling and administrative expenses

Selling and administrative expenses decreased SEK 33 million, or 6%, in the three months ended September 30, 2007 to SEK 518 million from SEK 551 million in the three months ended September 30, 2006, mainly related to costs associated with the acquisition bid for the German/Danish ferry company Scandlines in 2006, partly offset by increased personnel costs, together with increased consultancy costs.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 524 million, or 54%, in the three months ended September 30, 2007 to SEK 439 million from SEK 963 million in the three months ended September 30, 2006, mainly due to the write-down of SEK 500 million of the HSS vessels in September 2006, offset in part by depreciation for new vessels delivered. Depreciation and amortization charges also decreased as a result of an extension of the useful life of the drilling rig Stena Don of five years as of January 1, 2007, sales of tankers and RoPax vessels and the weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars.

Share of affiliated companies´ results

Share of affiliated companies´ results in the three months ended September 30, 2007 refer to the Company´s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB and MediaTec Group. Share of affiliated companies´ results in the three months ended September 30, 2006 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ.) and Ballingslöv AB (publ.)

In the second quarter ended June 30, 2007, Adactum increased its ownership in the listed company Gunnebo AB (publ.) to 22.3 % and as of May 22, 2007 the investment in Gunnebo AB (publ.) was reclassified as an affiliated company.

In June 2007, Adactum acquired a 45% interest in MediaTec Group for a total investment of approximately SEK 340 million. The investment in the MediaTec Group is accounted for as an affiliated company.

Financial income and expense, net

Financial income and expense, net increased by SEK 11 million in the three months ended September 30, 2007 to SEK (374) million from SEK (363) million in the three months ended September 30, 2006.

Net gain (loss) on securities in the three months ended September 30, 2007 was SEK (80) million, including net realized results on marketable debt and equity securities and investments in Variable Interest Entities (VIEs) as well as net unrealized results. Unrealized results for certain long-term investments are recorded directly to shareholders´ equity. Net gain (loss) on securities in the three months ended September 30, 2006 amounted to SEK (14) million.

Interest income in the three months ended September 30, 2007 increased SEK 115 million to SEK 331 million from SEK 216 million in the three months ended September 30, 2006. This includes interest income related to the investments in VIEs, which increased SEK 71 million to SEK 232 million from SEK 161 million, partly as the result of the investment in late 2006 in a new VIE.

Interest expense for the three months ended September 30, 2007 increased SEK 108 million to SEK (550) million from SEK (442) million for the three months ended September 30, 2006 due to increased loans. This includes interest expense for the debt in VIEs, which increased SEK 43 million to SEK 133 million from SEK 90 million, partly as a result of the investment in the new VIE.

In the three months ended September 30, 2007, the Company had foreign exchange gains (losses), net of SEK (75) million, consisting of losses of SEK (6) million from currency trading and losses of SEK (69) million from translation differences. In the three months ended September 30, 2006, the Company had foreign exchange gains (losses), net of SEK (99) million, consisting of losses of SEK (6) million from currency trading and losses of SEK (93) million from translation differences.

Other financial income (expense) of SEK (40) million for the three months ended September 30, 2007 includes SEK (25) million related to amortization of the deferred financing charges for senior notes, the $1 billion

Stena AB and Consolidated Subsidiaries

revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Total other financial income (expense) for the three months ended September 30, 2006 amounted to SEK (37) million and included SEK (10) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs.

Income taxes

Income taxes for the three months ended September 30, 2007 were SEK (255) million, consisting of current taxes of SEK 12 million and deferred taxes of SEK (267) million. Income taxes for the three months ended September 30, 2006 were SEK 93 million, consisting of current taxes of SEK 42 million and deferred taxes of SEK 51 million. The provision for income taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

NINE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 2006

Revenues

Total revenues decreased SEK 1,367 million, or 8%, in the nine months ended September 30, 2007 to SEK 16,699 million from SEK 18,066 million in the nine months ended September 30, 2006, as a result of gains recorded on vessel sales during 2006 amounting to SEK 2,298 million compared to SEK 216 million during 2007, decreased sale of properties and decreased revenues in the Shipping Operations, together with the effect of the weakening of the US dollar against the SEK. Operating revenues increased in all other business segments in the period.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 324 million, or 4%, in the nine months ended September 30, 2007 to SEK 7,681 million from SEK 7,357 million in the nine months ended September 30, 2006, mainly due to higher revenues from the freight and travel business due to higher volumes of freight units and higher ticket and freight prices and increased revenues from onboard sales.

Net Gain on Sale of Vessels, Ferry Operations. In the nine months ended September 30, 2007, gains of SEK 116 million were recorded on the sale of the vessel Stena Carrier.  In the nine months ended September 30, 2006, no vessel sales were made.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 588 million, or 26%, in the nine months ended September 30, 2007 to SEK 2,888 million from SEK 2,300 million in the nine months ended September 30, 2006, mainly due to new contracts at higher day rates for the Stena Don, Stena Spey and the Stena Tay, offset in part by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Net Gain on Sale of Vessels, Drilling. In the nine months ended September 30, 2007, no vessel sales were made. In the nine months ended September 30, 2006, gains of SEK 1,480 million were recorded on the sale of the drilling rig Stena Dee.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 432 million, or 13%, in the nine months ended September 30, 2007 to SEK 2,891 million from SEK 3,323 million in the nine months ended September 30, 2006.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 12 million, or 4%, in the nine months ended September 30, 2007 to SEK 299 million from SEK 287 million in the nine months ended September 30, 2006, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006.

Revenues from crude oil tankers decreased SEK 445 million, or 15%, in the nine months ended September 30, 2007 to SEK 2,485 million from SEK 2,930 million in the nine months ended September 30, 2006, mainly due to lower charter rates in the spot market, together with the weakening of the US dollar with respect to the SEK. In the nine months ended September 30, 2007, the Company operated an average of 42 tankers (chartered in or owned), compared to 43 tankers (chartered in or owned) in the nine months ended September 30, 2006.

Net Gain on Sale of Vessels, Shipping. In the nine months ended September 30, 2007, gains of SEK 100 million were recorded on the sale of the RoRo vessel Stena Mount Ventoux. In the nine months ended September 30, 2006, gains of SEK 818 million were recorded on the sales of the RoPax vessel Svealand and the tanker vessels Stena Contest, Stena Concept, Stena Compass, Stena Compassion and Stena Arctica.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 11 million, or 1%, in the nine months ended September 30, 2007 to SEK 1,486 million from SEK 1,475 million in the nine months ended September 30, 2006, mainly due to an increased number of properties and higher rents.

Net Gain on Sale of Properties. In the nine months ended September 30, 2007, gains of SEK 100 million were recorded on the sale of properties. In the nine months ended September 30, 2006, gains of SEK 142 million were recorded.

Stena AB and Consolidated Subsidiaries

New Businesses“Adactum”. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 265 million, or 23%, in the nine months ended September 30, 2007 to SEK 1,434 million from SEK 1,169 million, mainly due to increased business activities in all subsidiaries. Of the total revenues in the nine months ended September 30, 2007,  SEK 707 million were related to “Blomsterlandet”, SEK 716 million to “Envac” and SEK 11 million to “Stena Renewable Energy” as compared to SEK 614 million related to “Blomsterlandet” and SEK 555 million to “Envac” in the nine months ended September 30, 2006.

Direct operating expenses

Total direct operating expenses increased SEK 410 million, or 4%,  in the nine months ended September 30, 2007 to SEK 10,550 million from SEK 10,140 million in the nine months ended September 30, 2006,  mainly as a result of increased operating expenses in all operations except for  shipping operations.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 245 million, or 5%, in the nine months ended September 30, 2007 to SEK 5,130 million from SEK 4,885 million in the nine months ended September 30, 2006, mainly due to increased expenses for bunker, personnel and port operations.  Direct operating expenses for ferry operations for the nine months ended September 30, 2007 were 67% of revenues, as compared to 66% for the nine months ended September 30, 2006.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 95 million, or 8%, in the nine months ended September 30, 2007 to SEK 1,237 million from SEK 1,142 million in the nine months ended September 30, 2006. The increase is mainly due to increased personnel expenses for the rigs and external charter hire expenses for the rig Stena Dee, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the nine months ended September 30, 2007 were 43% of drilling revenues, as compared to 50% for the nine months ended September 30, 2006.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 193 million, or 8%, in the nine months ended September 30, 2007 to SEK 2,339 million from SEK 2,532 million in the nine months ended September 30, 2006.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased SEK 12 million, or 10%, in the nine months ended September 30, 2007 to SEK 127 million from SEK 115 million in the nine months ended September 30, 2006, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006. Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended September 30, 2007 were 42% of revenues, as compared to 40% for the nine months ended September 30, 2006.

Direct operating expenses associated with crude oil tankers decreased SEK 200 million, or 8%, in the nine months ended September 30, 2007 to SEK 2,211 million from SEK 2,411 million in the nine months ended September 30, 2006, mainly due to the weakening of the US dollar with respect to the SEK, partly offset by increased costs for bunker fuel . Direct operating expenses for crude oil operations for the nine months ended September 30, 2007 were 89% of revenues, as compared to 82% for the nine months ended September 30, 2006. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 7 million, or 1%, in the nine months ended September 30, 2007 to SEK 635 million from SEK 628 million in the nine months ended September 30, 2006, mainly related to increased maintenance costs, partly offset by lower energy costs due to warmer weather. Direct operating expenses from property operations in the nine months ended September 30, 2007 were 43% of property revenues, the same as for the nine months ended September 30, 2006.

New Businesses“Adactum”.  Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 256 million, or 27%, in the nine months ended September 30, 2007 to SEK 1,208 million from SEK 952 million in the nine months ended September 30, 2006, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the nine months ended September 30, 2007, SEK 648 million were related to “Blomsterlandet”, SEK 546 million to “Envac” and SEK 1 million to “Stena Renewable Energy” as compared to SEK 555 million related to “Blomsterlandet” and SEK 397 million to “Envac” in the nine months ended September 30, 2006. Direct operating

Stena AB and Consolidated Subsidiaries

expenses for Adactum operations for the nine months ended September 30, 2007 were 84% of revenues, as compared to 81% for the nine months ended September 30, 2006.

Selling and administrative expenses

Selling and administrative expenses increased SEK 88 million, or 6%, in the nine months ended September 30, 2007 to SEK 1,590 million from SEK 1,502 million in the nine months ended September 30, 2006, mainly due to increased personnel costs, together with increased consultancy costs.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 623 million, or 33%, in the nine months ended September 30, 2007 to SEK 1,275 million from SEK 1,898 million in the nine months ended September 30, 2006, mainly due to the write-down of SEK 500 million of the HSS vessels in September 2006, offset in part by depreciation for new vessels delivered. Depreciation and amortization charges also decreased as a result of the sale of the drilling rig Stena Dee, an extension of the useful life of the drilling rig Stena Don of five years as of January 1, 2007, sales of tankers and RoPax vessels and the weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars.

Share of affiliated companies´ results

Share of affiliated companies´ results in the nine months ended September 30, 2007 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB and MediaTec Group. Share of affiliated companies´ results in the three months ended September 30, 2006 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ.) and Ballingslöv AB (publ.) As of September 30, 2007 the Company’s ownership of Midelfart Sonesson AB (publ) had increased to 25.1% and the ownership in Ballingslöv AB (publ) had increased to 28.6%. As of December 31, 2006 the ownership of these companies was 22.7% and 25.0%, respectively.

During the nine months ended September 30, 2007, Adactum increased its ownership in the listed company Gunnebo AB (publ.) to 24.3%. As of December 31, 2006 the ownership of this company was 18.4%. As of May 22, 2007, the investment in Gunnebo AB (publ.) has been reclassified as an affiliated company.

In June 2007, Adactum acquired a 45% interest in MediaTec Group for at total investment of approximately SEK 340 million. The investment in the MediaTec Group is accounted for as an affiliated company.

Financial income and expense, net

Financial income and expense, net increased by SEK 245 million in the nine months ended September 30, 2007 to SEK 14 million from SEK (231) million in the nine months ended September 30, 2006.

Net gain (loss) on securities in the nine months ended September 30, 2007 was SEK 878 million, including net realized results on marketable debt and equity securities and in VIEs as well as net unrealized results. Unrealized results for certain long-term investments are recorded directly to shareholders´ equity. Net gain (loss) on securities in the nine months ended September 30, 2006 amounted to SEK 417 million.

Interest income in the nine months ended September 30, 2007 increased SEK 129 million to SEK 722 million from SEK 593 million in the nine months ended September 30, 2006. This includes interest income related to the investments in VIEs, which increased SEK 113 million to SEK 543 million from SEK 430 million, partly as the result of the investment in late 2006 in a new VIE.

Interest expense for the nine months ended September 30, 2007 increased SEK 297 million to SEK (1,517) million from SEK (1,220) million for the nine months ended September 30, 2006 due to increased loans. This includes interest expense for the debt in VIEs, which decreased SEK (80) million to SEK (320) million from SEK (240) million, partly as a result of the investment in the new VIE.

In the nine months ended September 30, 2007, the Company had foreign exchange gains (losses), net of SEK (17) million, consisting of losses of SEK (6) million from currency trading and losses of SEK 11 million from translation differences. In the nine months ended September 30, 2006, the Company had foreign exchange gains (losses), net of SEK 7 million, consisting of losses of SEK (3) million from currency trading and gains of SEK 10 million from translation differences.

Other financial income (expense) of SEK (210) million for the nine months ended September 30, 2007 includes expenses of SEK (97) million for the repurchase of the 9 5/8 % Senior Notes due 2012 and SEK (67)

Stena AB and Consolidated Subsidiaries

million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (105) million for the nine months ended September 30, 2006 including SEK (32) million related to amortization of deferred finance charges.

Income taxes

Income taxes for the nine months ended September 30, 2007 were SEK (564) million, consisting of current taxes of SEK (105) million and deferred taxes of SEK (459) million. Income taxes for the nine months ended September 30, 2006 were SEK (513) million, consisting of current taxes of SEK (30) million and deferred taxes of SEK (483) million. The provision for income taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30, 2007, the Company had total cash and marketable securities of SEK 11,521 million as compared with SEK 9,148 million as of December 31, 2006. The Company has also invested in four VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of September 30, 2007, total assets of these VIEs amounted to SEK 9,136 million and as of December 31, 2006, total assets of these VIEs amounted to SEK 7,341 million.

For the nine months ended September 30, 2007, cash flows provided by operating activities amounted to SEK 2,386 million as compared to SEK 2,379 million in the first nine months ended September 30, 2006. For the nine months ended September 30, 2007, cash flows used in investing activities amounted to SEK (9,162) million, including SEK (4,818) million related to capital expenditures. For the nine months ended September 30, 2006, cash flows used in investing activities amounted to SEK (3,261) million. Capital expenditures during the nine months ended September 30, 2006 were SEK (5,518) million. Cash flows provided by financing activities for the nine months ended September 30, 2007 amounted to SEK 6,482 million, mainly relating to the Senior Notes due 2017 and the Senior Notes due 2019 sold in February.  For the nine months ended September 30, 2006, cash flows used in financing activities amounted to SEK (1,716) million.

Total construction in progress as of September 30, 2007 was SEK 7,652 million as compared to SEK 5,658 million as of December 31, 2006. The remaining capital expenditure commitment for newbuildings on order as of September 30, 2007 was SEK 10,475 million, of which SEK 2,862 million is due during 2007, SEK 2,966 million is due during 2008, SEK 4,014 is due during 2009 and the rest is due during 2010. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of September 30, 2007 was SEK 29,814 million, excluding the debt in the VIEs as compared with SEK 24,469 million as of December 31, 2006. Interest bearing debt in the VIEs as of September 30, 2007 was SEK 7,817 million as compared with SEK 6,302 million as of December 31, 2006. Total debt increased mainly due to Senior Notes issued in February 2007, partly offset by repurchase of the senior notes due 2012, 2013 and 2016 and the weakening of the US dollar against the SEK.

As of September 30, 2007, $417 million was utilized under the $1 billion revolving credit facility, of which $21 million was used for issuing of bank guarantees. As of December 31, 2006, a total of $402 million was outstanding under this facility, of which $16 million was used for issuing of bank guarantees. As of September 30, 2007, Stena Royal Sarl, a subsidiary in the unrestricted group, entered into a new revolving credit facility of $350 million, of which $108 million has been utilized.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million 9.625% Senior Notes due 2012 in November 2002, $175 million 7.5% Senior Notes due 2013 in December 2003 and $250 million 7% Senior Notes due 2016 in November 2004. In 2004, 2005 and 2006 we repurchased $12 million, $6 million and $ 5 million principal amount of the 9.625% Senior Notes due 2012, respectively. Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and three subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which these senior notes were issued, the subsidiaries through which the property operations are conducted (other than the one small property), together with Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our 9.625% senior notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of 6.125% senior notes due 2017 and an offering of €102 million of 5.875% senior notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

In the third quarter of 2007, we repurchased $ 3.2 million of our Senior Notes due 2013 and $ 68.8 million of our Senior Notes due 2016.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.4745, the noon buying rate on September 28, 2007.

Stena AB and Consolidated Subsidiaries

Condensed ConsolidatedIncome Statements – Restricted group (unaudited)

Nine month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

Revenues:
Ferry operations	7,357	7,681	1,186
Net gain on sale of vessels	-	116	18
Total ferry operations	7,357	7,797	1,204
Drilling	2,300	2,888	446
Net gain on sale of vessels	1,480	-	-
Total drilling	3,780	2,888	446
Shipping	3,323	2,891	447
Net gain on sale of vessels	818	100	15
Total shipping	4,141	2,991	462
Property	6	2	0
Net gain on sale of properties	56	-	-
Total property	62	2	0
Other	--	3	0
Total revenues	15,340	13,681	2,112

Direct operating expenses:
Ferry operations	(4,885)	(5,130)	(792)
Drilling	(1,142)	(1,237)	(191)
Shipping	(2,532)	(2,339)	(361)
Property	(3)	-	-
Other	--	(2)	0
Total direct operating expenses	(8,562)	(8,708)	(1,344)

Selling and administrative expenses	(1,244)	(1,283)	(198)
Depreciation and amortization	(1,726)	(1,086)	(168)

Total operating expenses	(11,532)	(11,077)	(1,710)

Income from operations	3,808	2,604	402
Financial income and expense:
Dividends received	24	13	2
Gain (loss) on securities, net	103	56	9
Interest income	268	416	64
Interest expense	(580)	(726)	(112)
Foreign exchange gains (losses), net	23	(11)	(2)
Other financial income (expense), net	(41)	(142)	(22)

Total financial income and expense	(203)	(394)	(61)

Minority interest	(1)	(2)	0

Income before taxes	3,604	2,208	341
Income taxes	(461)	(395)	(61)

Net income	3,143	1,813	280

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

December 31, 2006	September 30, 2007
SEK	SEK	$
(in millions)
ASSETS
Noncurrent assets:
Intangible assets	222	219	34
Tangible fixed assets:
Vessels	10,277	11,252	1,738
Construction in progress	5,428	7,259	1,121
Equipment	545	619	96
Property	1,319	1,264	195
Total tangible fixed assets	17,569	20,394	3,150
Financial fixed assets:
Marketable securities	456	608	94
Intercompany accounts, noncurrent	5,629	7,951	1,228
Other assets	5,989	7,402	1,143
Total noncurrent assets	29,643	36,574	5,649
Current assets:
Inventories	199	238	37
Trade debtors	1,642	2,129	329
Other receivables	1,364	1,382	214
Intercompany accounts, current	89	93	14
Prepaid expenses and accrued income	591	875	135
Short-term investments	1,243	2,295	355
Cash and cash equivalents	657	398	61
Total current assets	5,785	7,410	1,145

Total assets	35,428	43,984	6,794
SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share capital	5	5	1
Reserves	15,684	18,218	2,813
Total shareholders’ equity	15,689	18,223	2,814
Provisions:
Deferred income taxes	420	1,029	160
Other provisions	3,822	4,417	683
Total provisions	4,242	5,446	843
Noncurrent liabilities:
Long-term debt	5,645	7,210	1,113
Senior notes	2,905	5,987	925
Capitalized lease obligations	1,246	1,700	263
Other noncurrent liabilities	882	1,402	217
Total noncurrent liabilities	10,678	16,299	2,518
Current liabilities:
Short-term debt	549	679	105
Senior notes	1,211	-	-
Capitalized lease obligations	38	38	6
Trade accounts payable	660	740	114
Income tax payable	88	100	15
Other	325	350	54
Intercompany balances, current	2	2	0
Accrued costs and prepaid income	1,947	2,107	325
Total current liabilities	4,820	4,016	619

Total shareholders’ equity and liabilities	35,428	43,984	6,794

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group (unaudited)

Nine month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

Net cash flows from operating activities:
Net income	3,143	1,813	280
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,726	1,086	168
Gain on sale of property, vessels and equipment	(2,354)	(226)	(33)
Gain on securities, net	(103)	(56)	(9)
Unrealized foreign exchange (gains) losses	(253)	(519)	(80)
Deferred income taxes	474	335	52
Minority interest	1	2	0
Other non cash items	22	(89)	(14)
Provision for pensions	(72)	(171)	(26)
Net cash flows from trading securities	999	(799)	(123)
Changes in working capital	(665)	374	58
Net cash provided by operating activities	2,918	1,750	273

Net cash flows from investing activities:
Purchase of intangible assets	(48)	(45)	(7)
Cash proceeds from sale of property, vessels and equipment	4,463	652	101
Capital expenditure on property, vessels and equipment	(4,167)	(4,472)	(691)
Proceeds from sale of securities	52	94	15
Purchase of securities	(123)	(233)	(36)
Other investing activities	81	(125)	(18)
Net cash provided by/(used in) investing activities	258	(4,129)	(636)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,338	5,858	905
Principal payments on debt	(205)	(2,241)	(349)
Net change in borrowings on line-of-credit agreements	(5,999)	(331)	(51)
New capitalized lease obligation	157	--	--
Principal payments on capital lease obligations	(30)	(29)	(4)
Net change in restricted cash accounts	(165)	(196)	(30)
Intercompany accounts	(863)	(531)	(83)
Dividends paid	(240)	(560)	(86)
Other financing activities	(135)	(54)	(8)
Net cash used in financing activities	(6,142)	1,916	294

Effect of exchange rate changes on cash and cash equivalents	(109)	204	29

Net change in cash and cash equivalents	(3,075)	(259)	(40)

Cash and cash equivalents at beginning of period	3,608	657	101

Cash and cash equivalents at end of period	533	398	61

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group (unaudited)

Nine month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

OTHER DATA:

Adjusted EBITDA	4,365	4,104	634

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

Nine month periods ended September 30, 2006 September 30, 2007
SEK	SEK	$
(in millions)

Income from operations	3,808	2,604	402
Adjustments:
Interest income	268	416	64
Depreciation and amortization	1,726	1,086	168
Minority interest	(1)	(2)	0
Excess gain on vessel disposition	(1,436)	-	-
Adjusted EBITDA	4,365	4,104	634
Adjustments:
Remaining gain on sale of property, vessels and equipment	(918)	-	-
Gain on sale of property, vessels and equipment	-	(226)	(33)
Net cash flows from trading securities	999	(799)	(123)
Interest expense	(580)	(726)	(112)
Foreign exchange (gains) losseses	(253)	(519)	(80)
Other non cash items	22	(89)	(14)
Provision for pensions	(72)	(171)	(26)
Changes in working capitalt	(665)	374	60
Other items	20	(198)	(33)
Net cash provided by operating activities	2,918	1,750	273